Mail Stop 3561
      December 28, 2005

Guy Nissenson
President and Chief Executive Officer
XFone, Inc.
c/o Swiftnet Limited
Britannia House, 960 High Road
London N12 9RY, United Kingdom

      Re:	XFone, Inc.
		Amendment No. 1 to Preliminary Proxy Statement on
Schedule
14A
		Filed December 20, 2005
      File No. 1-32521

Dear Mr. Nissenson:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update the information in your proxy statement for the year ended December 31, 2005. For example, all executive compensation information required by Item 402 of Regulation S-B must be updated to reflect 12/31/05 compensation amounts.
2. We note that you have included additional information regarding each of the various proposals in appendices to the proxy statement.
To make the document more understandable to shareholders (shareholders should not have to flip back and forth to review all material information relating to a particular transaction), we strongly suggest that you integrate the information relating to each proposal in the discussion of each proposal in the body of the proxy statement. Only the underlying agreements should be contained in the appendices to the proxy statement.

Proposals III and IV
3. We note your changes in response to prior comment 3. Although we note the addition of historical information concerning the two target companies, no additional information was added regarding the terms and background of the transactions. Please expand to include all applicable disclosure required by Item 14(b)(1)-(10) of Schedule 14A.
For example, currently the discussion of each acquisition does not include any background description of the genesis of each and the negotiations involved in the merger agreements. Meaningful disclosure should be added that provides shareholders with the necessary information to evaluate each of the transactions.

Proposal V, page 32
4. We note your response to prior comment 4. Your discussion of the financial agreement with Mercantile Discount-Provident Funds and other parties should be expanded. Disclose the material terms of the transaction in more detail, including the circumstances in which and the reasons why you signed the agreement on November 23, 2005. In addition, elaborate on the discussion of the possible negative effects of this agreement on your current unaffiliated common shareholders, including a quantitative estimate of the dilutive effects on their shareholding if all warrants are exercised by the investors.

Statement of Additional Information, page 33

B.  Business, page 33
5. We note your transactions with Laurus Master Fund, Ltd. and
Crestview Capital Master, LLC. Please expand to include reasonably detailed disclosure of the terms of each of the two agreements and a discussion of the possible detrimental effects of the agreements to the interests of your unaffiliated common shareholders.

D.  Result of Operation, page 41
6. Please expand the Overview sub-section to discuss known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in the nature of your competition, as well as the demands in the residential and commercial sectors in the geographical markets where you compete, economic and technological developments in the voice and data communications services market, any increased costs in distribution and in negotiations of rates with carriers for a service provider like you, and so on. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail:
* economic or industry-wide factors relevant to your company, and
* material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.
   Refer to SEC Release No. 33-8350.
7. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item, if practicable. For example, when you explain on page 41 the increase of revenues for the year ended December 31, 2004 as compared to the year ended December
31, 2003, you do not quantify in dollar and percentage terms the increase of revenues derived from the sales of Story Telecom calling cards as compared to the revenues generated by eXpetel.
Similarly,
for the same two periods, in the absence of quantification of the decrease in the research and development expenses and the increase in marketing expenses, the relevant disclosure on pages 49-50 is not meaningful. Provide similar quantified information in your discussion of changes in aspects of operating results between other fiscal periods. See Item 303(b) of Regulation S-B.
8. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying those intermediate causes. For example, on page 45, where you indicate that the increase in revenues for the nine months ended September 30,
2005 is primarily due to the increase in your telephone and messaging services partially offset by the decrease in revenues from mobile services and calling cards, expand your explanation to describe why you experienced the increased and decreased revenues in the specified products and services categories, if known. For example, if the increase of revenues is due to new customers as opposed to expanded services or pricing changes, please state so.
G.  Liquidity and Capital Resources, page 52
9. We note your response to prior comment 10 but are unable to locate added disclosure in your amended proxy statement. Please revise accordingly or advise where the added disclosure is located.

* * * * *

      As appropriate, please amend your filing in response to our additional comments or tell us in your response letter why further changes are not necessary. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
      Assistant Director


cc:	Arthur S. Marcus, Esq.
	Gersten Savage LLP
	Fax: (212) 980-5192

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Guy Nissenson
XFone, Inc.
December 28, 2005
Page 1